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               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549


                          SCHEDULE 13G

     Information Statement Pursuant to Rule 13d-1 and 13d-2

                       (Amendment No. 7)*

                        PHOTRONICS, Inc.
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                        (Name of Issuer)

             Common Stock, par value $0.01 per share
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                 (Title of Class of Securities)

                           719405 10 2
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                         (CUSIP Number)




     Check the following box if a fee is being paid with this statement |__|. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendments subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                 (Continued on following pages)




                        Page 1 of 5 Pages
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Schedule 13G                                      Page 2 of 5


CUSIP No.    719405 10 2

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1)  Names of Reporting Persons. S.S. or I.R.S. Identification
    Nos. of Above Persons     Constantine S. Macricostas
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2)  Check the Appropriate Box if a Member of a Group
    (See Instructions) __________________________________________

    (a) _________________________________________________________

    (b) _________________________________________________________
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3)  SEC Use Only ................................................

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4)  Citizenship or Place of Organization
       United States of America
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 Number of      (5)  Sole Voting Power    1,556,709 (1)
Shares Bene-    -------------------------------------------------
 ficially       (6)  Shared Voting Power    - 0 -
 Owned By       -------------------------------------------------
Each Report-    (7)  Sole Dispositive Power    1,556,709 (1)
 ing Person     -------------------------------------------------
   With         (8)  Shared Dispositive Power    - 0 -

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9)  Aggregate Amount Beneficially Owned by Each Reporting Person
       1,574,709 (1) (2)
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10) Check if the Aggregate Amount in Row (9) Excludes Certain
    Shares  (See Instructions)
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11) Percent of Class Represented by Amount in Row 9    13.3%

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12) Type of Reporting Person (See Instructions)    IN

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(1)  Includes 218,250 shares of Common Stock for which I have options exercisible within 60 days and 22,500 shares subject to forfeiture pursuant to restricted stock awards.
(2) Includes 18,000 shares owned by my wife, as to which I disclaim ownership.

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Schedule 13G                                      Page 3 of 5



                   CONSTANTINE S. MACRICOSTAS


Item 1 (a)     Name of Issuer:

               Photronics, Inc.


Item 1 (b)     Address of Issuer's Principal Executive Offices:

               1061 East Indiantown Road
               Jupiter, Florida  33477


Item 2 (a)     Name of Person Filing:  Constantine S. Macricostas


Item 2 (b)     Address of Principal Business Office or,
               if none, residence:

               1061 East Indiantown Road
               Jupiter, Florida  33477


Item 2 (c)     Citizenship:  United States of America


Item 2 (d)     Title of Class of Securities:

               Common Stock, par value $0.01 per share


Item 2 (e)     CUSIP Number:  719405 10 2


Item 3         If this Statement is filed pursuant to Rules
               13d-1(b) or 13d-2(b), check whether the person filing is a:

               Not Applicable









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Schedule 13G                                      Page 4 of 5



Item 4    Ownership:

          (a)  Amount Beneficially Owned:

               As of December 31, 1995, I directly own 1,338,459 shares of Common Stock (of which 22,500 shares were subject to forfeiture under restricted stock awards) and have options, exercisible within sixty (60) days, to acquire 218,250 shares of Common Stock. I may also be deemed the beneficial owner of 18,000 shares held by my wife, as to which shares I disclaim beneficial ownership. The foregoing does not include options to acquire 21,750 shares of common stock which are not exerciseable within sixty
               (60) days.

          (b)  Percent of Class:  13.3%

          (c)  Number of Shares as to which such person has:

               (i) sole power to vote or to direct the vote
                                          1,556,709

              (ii) shared power to vote or to direct the vote
                             - 0 -

             (iii) sole power to dispose or to direct the
                   disposition of     1,556,709

              (iv) shared power to dispose or to direct the
                   disposition of      - 0 -


Item 5    Ownership of Five Percent or Less of a Class

          Not applicable













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Schedule 13G                                      Page 5 of 5




Item 6    Ownership of More Than Five Percent on Behalf of
          Another Person

          Not applicable


Item 7    Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on by the Parent Holding Company

          Not applicable


Item 8    Identification and Classification of Members of the
          Group

          Not applicable


Item 9    Notice of Dissolution of Group

          Not applicable


Item 10   Certification

          Not applicable



          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



_______January 10, 1996_______
             (Date)


__CONSTANTINE S. MACRICOSTAS__
  Constantine S. Macricostas




FORMS\13G96CM.#7/p